June 12, 2014

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Syniverse Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 25, 2014

File No. 001-32432

Dear Mr. Spirgel:

This letter is in response to your letter, dated May 1, 2014, providing comments with respect to the annual report on Form 10-K of Syniverse Holdings, Inc. (the “Company”) for the year ended December 31, 2013, filed on March 25, 2014. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

General

1.	On the cover page to the Form 10-K, you checked “No” to the following: “Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.” It appears, however, that you do not have a reporting obligation pursuant to Section 13 or Section 15(d). Please advise and revise as appropriate in future filings.

In response to the Staff’s comment, the Company confirms that it is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and will indicate this appropriately in future filings.

Business, page 6

Customers, page 18

2.	We note that Verizon Wireless generated 21.6% of your total revenues for the year ended December 31, 2013. Please file your material agreement(s) with Verizon Wireless as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has analyzed its contracts with Verizon Wireless in accordance with the

Syniverse | 8125 Highwoods Palm Way, Tampa, FL, 33647-1776, United States | www.syniverse.com

requirements of Item 601(b)(10) of Regulation S-K and does not believe that such agreements are required to be filed. The Company currently has 19 independent service contracts with Verizon Wireless governing separate services or bundle of services. Although the Company entered into a master services agreement that governs certain aspects of these agreements, each individual service contract governs a separate service or bundle of services, is individually negotiated and contains differing provisions with respect to price, scope of services, term and termination. The Company believes that these contracts fall into the category of ordinary course contracts described in Regulation S-K, Item 601(b)(10)(ii), which provides, in relevant part, that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed,” unless the contract falls within one or more of the categories covered by paragraphs (A) through (D) thereof, in which case it should be filed except where immaterial in amount and significance. The Company respectfully advises the Staff that service contracts with mobile network operators (including the contracts with Verizon Wireless) are agreements that ordinarily accompany the kind of business conducted by the Company. Item 601(b)(10)(ii)(B) requires that any such ordinary course contract only be filed as an exhibit if the registrant’s business is substantially dependent upon such contract as in the case of continuing contracts to sell a major part of the registrant’s products of services (emphasis added). On an individual basis, none of the Verizon Wireless contracts would trigger Item 601(b)(10)(ii)(B). Further, even if considered on an aggregate basis, the Company does not consider the Verizon Wireless contracts to fall within the meaning of Regulation S-K, Item 601(b)(10)(ii)(B) because it does not believe that its business is substantially dependent upon the contracts nor that services sold under the contracts comprise a “major” part of the Company’s services.

Risk Factors, page 19

We have substantial indebtedness and may incur substantial additional indebtedness…, page 29

3.	Please quantify your debt service requirements and disclose as a percentage the “significant portion” of your cash flow that must be dedicated to debt service, both principal and interest.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to quantify the Company’s debt service requirements and disclose as a percentage the portion of cash flow that must be dedicated to debt service for both principal and interest.

Syniverse | 8125 Highwoods Palm Way, Tampa, FL, 33647-1776, United States | www.syniverse.com

In the Company’s Form 10-K for the year ended December 31, 2014, the Company proposes to revise the paragraph related to the matter as follows:

Our substantial indebtedness could have important consequences for holders of our common stock, including, but not limited to:

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, research and development efforts and other purposes. During the year ended December 31, 2014, interest and other payments on our indebtedness totaled $XX million, which accounted for approximately XX% of net cash provided by operating activities. Based on our outstanding indebtedness at December 31, 2014, we expect to incur annual interest expense of $XX million in 2015 and $XX million in 2016, which is approximately XX% and XX%, respectively, of our fiscal 2014 net cash provided by operating activities. We currently are not required to make any principal payments on our indebtedness prior to September of 2016, however we may do so at our election;

In subsequent annual filings, we will update our disclosure for this matter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

4.	Please enhance the overview of your management’s discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, we note the following:

•	On page 23, you state that in recent years you have experienced a loss of revenue streams as certain customers have moved certain services you provided in-house or by directly connecting with others in the mobile ecosystem.

•	You disclose that you have renewed your contract with Verizon but at “reduced pricing.”

•	The European Commission has proposed regulation that would cap roaming charges and put downward pressure on your data clearing service.

•	Foreign currency exchanges appear to have a material impact on your income.

•	You have undertaken cost savings initiatives and other restructuring activities including reallocation of resources to key positions in the company and realignment of certain management functions.

Please revise your overview to address in more detail how these trends, demands, commitments etc. are likely to affect your financial conditions or results of operations. Your overview should also provide a general overview of the trends in the mobile settlement and clearing market, including technological trends. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of

Syniverse | 8125 Highwoods Palm Way, Tampa, FL, 33647-1776, United States | www.syniverse.com

Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

In response to the Staff’s comment, the Company will revise its disclosure in future filings to enhance the overview of its management’s discussion and analysis by including a new section entitled “Factors and Trends Affecting Our Results of Operations.” The Company respectfully advises the Staff that such disclosure is included in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2014, as filed on May 14, 2014. In addition, the Company proposes to further enhance the disclosure for the next periodic filing and subsequent periodic filings to highlight the impact of the identified factors and trends on the Company’s financial condition and results of operations and management’s view of how these factors and trends will impact the Company’s business in future periods.

Executive Overview, page 40

Financial Highlights, page 40

5.	Please revise your disclosure of your period-to-period net loss. You state that your net loss from operations decreased $40.1 million in fiscal year ended December 31, 2013 when your net loss actually increased year-over-year. Please revise this disclosure to clarify your results of operations.

In response to the Staff’s comment, the Company acknowledges the typographical error and will endeavor to avoid such errors in future filings. The Company submits that it does not believe the error causes the disclosure as a whole to be misleading given that the remaining portion of the sentence in question is clear that the net loss for the first quarter of 2014 was $40.1 million as compared to a net loss of $0.2 million for the prior year period.

Costs and Expenses, page 44

6.	Please provide a brief description of “variable costs.”

In response to the Staff’s comment, the Company will revise its disclosure in future filings to provide a brief description of “variable costs.” The Company respectfully advises the Staff that such disclosure is included in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2014, as filed on May 14, 2014.

Syniverse | 8125 Highwoods Palm Way, Tampa, FL, 33647-1776, United States | www.syniverse.com

Certain Relationships and Related Transactions and Director Independence, page 80

Consulting Agreement with Carlyle, page 80

7.	Please disclose the amount of indebtedness held by Carlyle under your Term Loan Facilities.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to disclose the amount of indebtedness held by Carlyle under the Company’s term loan facilities. The Company respectfully advises the Staff that such disclosure is included in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2014, as filed on May 14, 2014.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill, page 94

8.	We note that you have not identified any components within your single operating segment and, hence, have a single reporting unit for purposes of goodwill. Please tell us in more detail how you determined that you have only one reporting unit in accordance with ASC 350-20-35-34 to 38. In your response, please tell us about your reporting structure and how you considered your recent acquisition of MACH.

In response to the Staff’s comment, the Company respectfully advises the Staff that in its analysis of assessing goodwill impairment, the Company evaluated reporting units and considered ASC 350-20-35-34 to 38. A component of an operating segment is a reporting unit if the component constitutes a business activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.

The Company has one operating segment and no segment managers and therefore determined that it operates in one reporting unit, the Company as a whole, which is also the only reporting unit for the goodwill impairment assessment. Since there is one operating segment, the aggregation criteria is not applicable.

Discrete financial information is available for certain component levels of the single operating segment by virtue of the Company’s legal entity accounting. However, the legal entity financial information is not reviewed for purposes of allocating resources or evaluating performance, is not representative of the complete business activities of any product offerings, or a product line, and thus does not constitute a component of the Company’s operating segment.

Analysis of Potential Operating Segments

ASC 280 provides guidance to public entities on how to report certain information about operating segments in complete sets of financial statements of the public entity and in condensed financial statements of interim periods issued to shareholders. Entities are required to utilize the “management approach” whereby external segment reporting is aligned with internal financial reporting. The application of the management approach requires an entity to identify its operating segments and determine whether (a) it will and

Syniverse | 8125 Highwoods Palm Way, Tampa, FL, 33647-1776, United States | www.syniverse.com

is able to aggregate any of those operating segments into a reportable segment, (b) there are a sufficient number of reportable segments disclosed and (c) additional enterprise-wide disclosures are required.

To properly determine the operating segments, the first step is to identify the public entity’s chief operating decision maker (“CODM”). Once the CODM is identified, an entity is able to determine its operating segments.

Determination of Chief Operating Decision Maker

The term “CODM” defines a function rather than an individual with a specific title. The function of the CODM is to allocate resources to and assess the operating results of the segments of an entity. Often, an entity’s CODM is its chief executive officer or chief operating officer, but the CODM also could be a group consisting of top executives (e.g., a management committee or the executive committee of the board of directors).

Jeff Gordon, Chief Executive Officer (CEO), is the top executive with the following members of the executive team reporting to him:

•	David Hitchcock – Chief Administrative and Financial Officer

•	Ed Lewis – Chief Strategy Officer

•	Joe DiFonzo – Chief Technology Officer

•	Mary Clark – Chief Marketing Officer

•	Morten Brøgger – Chief Sales Officer

•	Alfred de Cárdenas – President, Enterprise & Intelligence Solutions

•	John Wick – Senior Vice President and General Manager, Mobile Transaction Services

Mr. Gordon’s role is to allocate resources to and assess the operating results of the business. Therefore, the Company has determined the CODM is the CEO.

The Company has a matrix form of organization, whereby its business is managed by functional groupings: a.) product offering and support (i.e., Mobile Transaction Services and Enterprise & Intelligence Solutions), b.) technology and operations, c.) sales, d.) marketing, e.) corporate administrative and f.) corporate strategy functions with separate teams responsible for each. Each of these functions has worldwide responsibility.

There are no segment managers who are directly accountable to the CODM for operating activities, financial results, forecasts, or plans for specific product lines or geographical regions. Alfred de Cárdenas and John Wick manage the two product offering functions, and regularly review their respective revenue. They also regularly

Syniverse | 8125 Highwoods Palm Way, Tampa, FL, 33647-1776, United States | www.syniverse.com

review qualitative assessments of the operating activities of the Company’s lines of business (e.g. product development, service delivery and customer support). However, Mr. de Cárdenas and Mr. Wick do not receive or discuss profitability measures, forecasts, or plans specific to these functions with the CODM. Therefore, they are not considered segment managers.

The Company does not rely on detailed financial information by product group (i.e., Mobile Transaction Services and Enterprise & Intelligence Solutions) other than revenue for the purpose of analyzing the business and/or resource allocation. The CODM allocates resources and assesses the performance of the Company as a whole (i.e., consolidated results of operations, cash flow and balance sheet) or by functional area (i.e., product offering and support, technology and operations, sales, marketing, corporate administrative, etc.) for expense and headcount review and analysis. Revenue is not directly associated or allocated to the functional areas. Revenue is analyzed by product offering, with underlying revenue by product and key revenue drivers such as transaction counts and trends for the more material products included. The functional expense analysis and revenue by product offering are the primary drivers used to manage the business. There is no manager or managerial function responsible for a measure of profitability by product or product grouping. In addition, no individual in the organization is compensated on profitability measures other than consolidated Adjusted EBITDA for purposes of the Company’s executive compensation and bonus plans.

Consideration of the MACH acquisition

As of the fourth quarter ended December 31, 2013, the Company has fully integrated the functions and employees from the MACH acquisition into the functional groupings discussed above. The Company began executing its acquisition planning activities to conform operating policy and procedures, integrate internal systems and align departments within the above executive team structure. As a result, certain redundant positions were eliminated and the acquired business ceased to be managed autonomously. The Company continues to consolidate operating technologies and platforms.

In addition, the financial reporting structure for the results of operations from the MACH acquisition was fully integrated in the consolidated financial reporting package. The internal financial reporting has been combined to report on and to analyze the combined business in the CODM’s financial information package discussed in the above paragraph. A financial reporting package, segregating the acquired business does not exist as of the fourth quarter ended December 31, 2013.

* * * * *

In connection with the responses above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Syniverse | 8125 Highwoods Palm Way, Tampa, FL, 33647-1776, United States | www.syniverse.com

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Syniverse | 8125 Highwoods Palm Way, Tampa, FL, 33647-1776, United States | www.syniverse.com

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (813) 637-5003.

Regards,

/s/ David W. Hitchcock

David W. Hitchcock

cc:	Laura E. Binion

Syniverse | 8125 Highwoods Palm Way, Tampa, FL, 33647-1776, United States | www.syniverse.com